CONFIDENTIAL TREATMENT REQUESTED

BY MEDALLIA, INC.: MDLA-001

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

May 15, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins
Rebekah Lindsey
Barbara C. Jacobs
Matthew Crispino

Re:	Medallia, Inc.
Draft Registration Statement on Form S-1
Submitted April 5, 2019
CIK No. 0001540184

Ladies and Gentlemen:

On behalf of our client, Medallia, Inc. (“Medallia” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 2, 2019, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on April 5, 2019.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on April 5, 2019), all page references herein correspond to Amendment No. 1.

Prospectus Summary

Overview, page 1

1.

Please explain your reference to the Net Promoter System®. Define the term and explain how it is used in your platform. If this system is material to your platform, please describe any agreements relating to your use of the system, such as license agreements, and file them as agreements or tell us why this is not required.

The Company respectfully advises the Staff that the Net Promoter System® is the framework for the Net Promotor Score® (“NPS®”), which is an index ranging from -100 to 100 that measures the willingness of customers to recommend a company’s products or services to others. The Company has added disclosure on page 1 to provide this definition of NPS®. The Company’s platform enables its customers to monitor NPS® and operationalize the resulting data to drive actions to improve NPS®. NPS® is an “open source” methodology; the calculation of NPS® does not require any proprietary technologies and the Company’s ability to use the Net Promoter System® and NPS® methodology is not subject to any license or other agreements.

2.

Please provide support for your claim that your platform “leads the market in the understanding and management of omni-channel experiences.” Also, explain the basis for your belief that your engagement metrics exceed those of many enterprise applications, and rival those of social media platforms.

The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 68 and 93 to clarify that the Company is a leader in the market for understanding and managing omni-channel experiences. As support for this statement, the Company is supplementally providing to the Staff Forrester Research, Inc.’s report, The Forrester WaveTM: Customer Feedback Management Platforms, Q4 2018, which provides that the Company is a leader in customer experience management. To expedite the Staff’s review, the Company has clearly marked the report to highlight the applicable portions thereof. Additionally, the Company advises the Staff that it has revised the disclosure on pages 2, 5, 93 and 98 to clarify the Company’s beliefs regarding its engagement metrics.

3.

You state here that approximately 48% of your mobile monthly active users use your platform on a daily basis. Please disclose how you define a mobile monthly active user (MAU) and tell us why you provide this information for only your mobile MAUs. To the extent daily engagement for your total user base significantly differs from your mobile users, revise to include a discussion of such engagement as well.

The Company respectfully advises the Staff that it has added disclosure on page 2 to define a mobile monthly active user (“MAU”). The Company monitors and provides the percentage of daily users

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

only for mobile MAUs because it believes that the ratio of mobile daily active users to mobile MAUs provide the most meaningful and helpful information for investors to understand the Company’s engagement with its customers. The Company believes that the end users within its customers, particularly front line employees, have increased and will continue to increase the amount of time they spend and the information they share and consume through mobile devices. In addition, the Company believes that mobile usage is particularly important for enabling its customers to understand experiences and optimize them in live time, which further drives user engagement and loyalty, both for the Company and its customers. Accordingly, in recent years, the Company has increasingly focused its development efforts on improving the capabilities and features of its mobile applications. Further, because the Company believes that mobile engagement is the most important engagement metric related to the Company’s platform, it has not systematically tracked a user’s utilization of its platform across both mobile and web applications, and therefore respectfully advises the Staff that it is not currently possible to accurately calculate the percentage of daily users for the Company’s total user base for the periods presented in the Registration Statement.

Our Customers, page 3

4.

If you commissioned the April 2018 Forrester Research Inc. study for use in connection with this registration statement, please file a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act. Further, please provide us with a copy of the commissioned report.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the April 2018 Forrester Consulting study was not commissioned for use in connection with the Registration Statement. The Company notes that the consent requirements of Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement.

In this instance, the Company respectfully advises the Staff that the data presented in the study was prepared by Forrester Consulting for the Company for customer marketing and research purposes, not as a report for purposes of the Registration Statement. The study by Forrester Consulting was not intended as an industry report to be used in or incorporated into the Registration Statement but rather to make an assessment of the impact of the Company’s platform on its customers’ businesses. As such, the data provided by Forrester Consulting was not prepared specifically in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement.

Additionally, the Company respectfully advises the Staff that Forrester Consulting is not an “expert” within the meaning of Rule 436 of the Securities Act, and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that Forrester

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

Consulting is a research firm affiliated with Forrester Research, Inc. and primarily collects and aggregates survey and statistical data, and the related information contained in the Registration Statement reflects the aggregate survey and collected data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Forrester Consulting is not amongst the enumerated professions under Section 7 of the Securities Act, nor is Forrester Consulting within a “profession [that] gives authority to a statement made by [such providers].” Accordingly, the Company believes that Forrester Consulting should not be considered an “expert” within the meaning of U.S. federal securities laws. As a result, the Company respectfully submits that a consent of Forrester Consulting is not required to be filed as an exhibit to the Registration Statement.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover a copy of the commissioned report.

Market Opportunity, page 7

5.	Please disclose any material assumptions and limitations associated with your estimate of the total addressable market for your XM platform.

The Company respectfully advises the Staff that it has added disclosure on pages 7 and 101 to address the Staff’s comment.

Risk Factors

“Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our common stock”, page 50

6.	Please disclose that Sequoia Capital is currently your largest shareholder and the percentage of your voting power it is expected to hold following the offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 50 to address the Staff’s comment.

Selected Consolidated Financial Data, page 66

7.

Your presentation of working capital excluding current deferred revenue appears to be a non-GAAP measure. Please revise to present the most comparable GAAP measure with equal or greater prominence and provide the disclosures required by Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the disclosure on pages 15 and 67 to remove working capital to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 68

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

8.

Please revise to provide comparative disclosure of the number of Fortune Global 100 customers for each reported period. Similarly, disclose the dollar-based net revenue retention rate for the year ended January 31, 2018.

The Company respectfully advises the Staff that it has revised the disclosure on pages 8 and 101 to add comparative disclosure of the number of Fortune Global 100 customers for each reported period. Additionally, the Company advises the Staff that the Company has revised the disclosure on pages 3, 70, 71, 95 and 102 to state that as of January 31, 2019, the Company’s dollar-based net revenue retention rate for the last two fiscal years and the last four quarters had been greater than 115% on a trailing twelve-month basis.

9.

You disclose that you are focused on attracting business, and particularly large and midsized enterprises. Please provide a description of what constitutes a large and mid-sized business for this purpose and disclose the number of customers in each group during each reported period. In addition, please revise the risk factor on page 28 to disclose the actual percentage of revenue generated from large enterprises for each period presented.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers an enterprise that has greater than $1.5 billion in annual revenue to be a large enterprise, and an enterprise with annual revenue between $150 million to $1.5 billion to be a midsize enterprise. Additionally, the Company advises the Staff that while the Company has recently broadened its focus to include midsize enterprises, historically this was not the case, and consequently the Company has not tracked the number of customers in each group or the percentage of revenue generated from large enterprises. Further, given the Company’s recent broadening of its focus to include midsize enterprises, the Company believes that the substantial majority of its revenue for each period presented was generated from large enterprises. Accordingly, the Company has revised the disclosure on pages 20 and 73 to disclose its belief that it has generated the significant majority of its revenue in all periods presented from large enterprises.

Key Factors Affecting Our Performance, page 70

10.

Please revise to explain how multi-year subscription and managed service arrangements are represented in the subscription and managed service billings used in your cohort analysis. For example, clarify whether total billings for a three-year SaaS arrangement that was entered into during the FY2014 cohort year are included in the initial cohort year or whether they are included in FY2014 through FY 2016 as they are billed.

The Company respectfully advises the Staff that it has added disclosure on page 70 to address the Staff’s comment.

11.

You state that for purposes of calculating your dollar-based net revenue retention rate, you count as customers all parent companies of each billing entity enterprise. For purposes of calculating your total customer count, you state that in situations where a customer has multiple subsidiaries or division, each entity that is invoiced as a separate entity is treated as a

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

separate customer. Please clarify for us whether your calculations for determining customer count are the same for both your dollar-based net revenue retention rate and total customer count measures. To the extent they differ, please explain why.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the way it counts customers for its total customer count and the way it counts customers for purposes of its dollar-based net revenue retention rate are intentionally different. Each entity that is invoiced separately makes the decision to purchase the Company’s products and services independently, and the Company believes that including all such independent purchasing entities separately in its presentation of the total customer count is important for investors to understand the Company’s success at attracting and retaining customers. Additionally, the Company has found that when it sells its products and services to a division or subsidiary of a parent company that already has Medallia subscribers within its corporate family, it is easier to expand its sales to additional divisions or subsidiaries of such parent company. As disclosed in the Registration Statement, this “land and expand” strategy is important to the success of the Company, and the Company believes that by including all parent companies for each billing entity enterprise in the calculation of its dollar-based net revenue retention rate, this metric provides investors with a more complete picture of its success in executing its “land and expand” strategy.

Results of Operations

Years Ended January 31, 2018 and 2019, page 76

12.

Please tell us how changes in pricing impacted your revenue growth and explain to us what measures are used to monitor fluctuations in pricing. For instance, you appear to monitor annual contract values (ACV) for executive compensation purposes. Tell us how the percentage change in ACV has impacted your revenue and, if applicable, revise to include a discussion of such change as it relates to your revenue growth. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that because it prices subscriptions based on the functionality and capacity needs of its customers depending on multiple factors (as described in the Registration Statement), each contract is uniquely priced and any comparison of pricing or ACV of contracts between different periods is not meaningful or helpful to understanding the Company’s revenue growth. Instead, the Company believes the metrics it has disclosed, including total customers, dollar-based net retention rate and subscription billings, provide meaningful and helpful information for investors to understand the underlying drivers of the Company’s revenue growth and its land and expand strategy. Further, as disclosed in the Registration Statement, most of the Company’s contracts with customers contain multiple performance obligations, which results in the Company allocating the transaction price across its performance obligations, and recognizing revenue as those performance obligations are satisfied, which is different if compared to the determination of ACV. Therefore, the ACV of the Company’s contracts during a period typically does not closely correlate with the revenue that will be recognized in that period or future periods, and attempting to estimate such correlation would not be useful to investors, and could be misleading.

As disclosed in the Registration Statement and noted by the Staff, the Company does use a related metric, SaaS net new ACV, to motivate and incentivize the Company’s executives and sales teams to

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

grow the Company’s business by entering into more contracts, larger contracts or a combination of both, and is viewed in the aggregate and not on an average basis. This is only one metric used when determining bonus payments under the Company’s bonus plans and is disclosed as such. While this metric is useful for its specific purpose of contributing to the determination of bonuses, disclosing this metric would not be useful, and potentially misleading for investors when trying to understand the Company’s growth in revenue as determined under United States generally accepted accounting principles.

Cost of Revenue, Gross Profit and Gross Margin, page 77

13.

We note the increase in your cost of subscription revenue in the year ended January 31, 2019 was due, in part, to your higher headcount. Please revise wherever you discuss employee headcount to disclose the change in the number of your employees from fiscal 2018 to fiscal 2019.

The Company respectfully advises the Staff that it has added disclosure on pages 77 and 78 to address the Staff’s comment.

Quarterly Results of Operations, page 78

14.	Please revise to include quarterly financial data for the quarter ended April 30, 2017. Refer to Item 302(a)(1) of Regulation S-K.

The Company respectfully advises the Staff that it is not required to furnish selected quarterly financial data in its Registration Statement pursuant to Item 302(a) of Regulation S-K based on the guidance in Section 1620.1 of the Division of Corporation Finance Financial Reporting Manual. This guidance provides that under Item 301(a)(5) of Regulation S-K, a company is not required to furnish selected quarterly financial data pursuant to Item 302(a) of Regulation S-K in its initial registration statement under the Securities Act if it does not have any securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended. However, the Company has elected to disclose quarterly financial information for certain periods because management believes that this data enhances the reader’s understanding of the business and the trends in the Company’s results of operations.

Business

Our Customers, page 95

15.	Please disclose the objective criteria you have used in selecting the representative customers you identified by name, which will assist investors in understanding their significance to you.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has revised the disclosure on page 96 to address the Staff’s comment.

The Company selected representative customers identified by name on page 96 after reviewing a list of the Company’s customers that contributed at least $[****]1 to the Company’s revenue in fiscal

[1]	[****] - Confidential Treatment Requested by Medallia, Inc.

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May 15, 2019	BY MEDALLIA, INC.: MDLA-001

year 2019 and reaching out to a representative sample of such customers in various industries. The Company further advises the Staff that it has added disclosure on page 96 to note that the list of representative customers disclosed includes companies that contributed a substantial amount to the Company’s revenue in fiscal year 2019. However, the Company has not disclosed the specific dollar threshold as it believes that this is commercially sensitive information regarding the Company’s individual engagements with specific customers and this is not information that is meaningful or helpful to investors to understand the Company’s list of representative customers. In addition, the list of representative customers disclosed in the Registration Statement and Amendment No. 1 includes only those customers that provided their consent to be identified in the Registration Statement.

Category-Defining Experience Management Platform, page 96

16.

You state that in fiscal year 2019, your platform processed over 4.5 billion customer experiences, 6.3 billion digital visits and 95 million social reviews. Please clarify the relationship between customer experiences, digital visits and social reviews. For example, please disclose if they are separate data points captured by your platform.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that these are separate data points captured by the Company’s platform. The Company further advises the Staff that it has added disclosure on page 97 to note that these are separate measures that each provide a different demonstration of the scale and reach of the Company’s platform for capturing experiences.

Executive Employment Arrangements, page 134

17.

Please file your offer letters with Messrs. Stretch and Ottosson and Ms. Oulman as exhibits. Please also advise whether you have any employment or compensation agreements with Mr. Hald. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, prior to the effectiveness of the Registration Statement, the Company intends to enter into new agreements with its named executive officers that supersede and replace their existing agreements in all respects. The Company will revise the Registration Statement with appropriate disclosure regarding such new agreements and file such agreements as exhibits prior to the effectiveness of the Registration Statement. The Company further advises the Staff that the Company does not currently have any employment or compensation agreements with Mr. Hald and that the Company will file any employment or compensation agreements that it may enter into with Mr. Hald prior to the effectiveness of the Registration Statement.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

18.

You disclose that you use the residual approach because your subscription services are sold for a broad range of amounts and a representative standalone selling price is not discernible from past transactions or other observable evidence. Please address the following:

•

Tell us how you evaluated other methods to estimate a standalone selling price for your subscription services, such as an adjusted market assessment approach or an expected cost plus a margin approach. Refer to ASC 606-10-32-34.

•	Provide a comprehensive, quantitative discussion of the variability in your subscription prices to support your conclusion.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

The Company respectfully advises the Staff that it evaluated other methods to estimate a standalone selling price for its subscription services. As further described on page 69, the list price of each subscription is dependent upon the functionality and capacity needs of the Company’s customers. The list price considers multiple factors, such as the customer’s industry, expected user and transaction counts, estimated feedback to be captured, specific market location, storage requirements and multiple other considerations. The resulting list price is further adjusted (up or down) at the discretion of the Company’s sales team to address customer-specific requirements.

As promulgated by ASC 606-10-32-34, an entity must select the method that maximizes the use of observable inputs. ASC 606-10-32-34 discusses suitable methods for estimating standalone selling prices but does not specify a hierarchy or preference to those methods.

The Company considered the adjusted market approach, the expected cost-plus margin approach and the residual approach for determining the suitable method for estimating the standalone selling prices for subscription services. A summary of key considerations are discussed in further detail below:

Adjusted Market Approach

Under the adjusted market approach, the Company considered ASC 606-10-32-34, which states the following: “An entity could evaluate the market in which it sells goods or services and estimate the price that a customer in that market would be willing to pay for those goods or services.” The Company believes that the adjusted market approach does not provide for any observable inputs and as such is not a suitable approach due to the following:

•

The Experience Management industry is relatively new and no industry-standard pricing practices yet exist, which leads to significant pricing variability. There are very few market participants, the product offerings are not directly comparable, the product offerings themselves have multiple variables and each market participant has developed its own pricing policies;

•

Because of the nature of the Company’s product offering, including the limited number of companies providing services similar to the Company’s offering, the Company does not believe it is practical to estimate the price that a customer in the market would be willing to pay for a specific offering which again factors in multiple variables; and

•

The Company analyzed its historical pricing and noted that the pricing of its subscription service is highly variable and in many instances resulted in subscription services pricing that was significantly above the calculated list price, which is shown in the Company’s quantitative analysis below.

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May 15, 2019	BY MEDALLIA, INC.: MDLA-001

Based on the above, the Company concluded that this approach does not provide for any observable inputs and as such concluded that the adjusted market approach is not the most suitable estimation approach to determine the standalone selling price of subscription services.

Expected Cost-Plus Margin Approach

The Company also considered utilizing the expected cost-plus margin approach. The Company believes that the expected cost-plus margin approach does not provide for any observable inputs and as such is not a suitable approach due to the following:

•

The Company’s pricing policy is not based on a cost-plus margin approach and does not include any consideration of margins; furthermore, the Company’s subscriptions do not have clear identifiable fulfillment costs which makes it inherently challenging to determine the aggregate costs to appropriately apply in such an approach, including the cost to develop the SaaS subscription services offerings.

•

Similar to other providers of subscription services, the Company’s subscription services have margins in excess of 80 percent – accordingly, pricing is not influenced by margins. As mentioned above, the Company’s pricing algorithms do not include costs.

•

The Company believes its Experience Management subscription services can generate significant benefits to its customers. For example, timely feedback from customers can aid in retention of their own customers, which have very significant benefits to the Company’s customers. Accordingly, as mentioned above under the Adjusted Market approach, the Company’s pricing is significantly impacted by several variables that impact the perceived value that its customers will derive from its services and such determination of value is not influenced by cost or margin.

Based on the above, the Company concluded that the cost-plus margin approach does not provide for any observable inputs and as such concluded that this approach is not a suitable estimation approach to determine the standalone selling price of its subscription services.

Residual Approach

Under ASC 606-10-32-24(c), an entity may use the residual approach to estimate the standalone selling price by referencing the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract if the entity sells the same good or service to other customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence). To determine if the Company’s subscription services pricing is highly variable, the Company performed a quantitative analysis of all its customer arrangements for the years ended January 31, 2018 and 2019. The actual sales data was organized by industry and benchmarked against the range of 0% to 40% discount from the list price as calculated for each arrangement, which the

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

Company determined was a reasonable range to establish standalone selling price. The results for each fiscal year presented in the Registration Statement are shown in the tables below:

Year Ended January 31, 2018
[****][2]

Year Ended January 31, 2019
[****][3]

Based on the above, the Company concluded that the pricing of its subscription services is highly variable and the residual approach is the most suitable estimation approach to determine the standalone selling price of SaaS subscription services.

19.	Please explain the nature of the managed services including when and how frequently they are provided over the term of the contract. Further, tell us the following:

•

How you determined that this is a stand-ready obligation and recognizing revenue ratably over the term accurately depicts your performance in transferring control of the services promised to your customer. Refer to ASC 606-10-25-31,

•	How often managed services are sold with subscription services and when they are, whether the different services are provided over the same contract term, and

•	The amount of revenue recognized for managed services for the periods presented.

[2]	[****] - Confidential Treatment Requested by Medallia, Inc.
[3]	[****] - Confidential Treatment Requested by Medallia, Inc.

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May 15, 2019	BY MEDALLIA, INC.: MDLA-001

The Company respectfully advises the Staff that as further described on page F-9, professional services include managed services and implementation and other services. The table below details the amounts included as professional services as reported in the Company’s Consolidated Statements of Operations for the fiscal years ended January 31, 2018 and 2019:

	Year Ended January 31,
	2018	2019
	(in thousands)
Managed services	$33,548	$37,857
Implementation and other services	25,846	28,988

Professional services	$59,394	$66,845

When concluding that managed services represent a stand-ready obligation, the Company evaluated the Transition Resource Group (“TRG”) agenda reference memo No. 16 Stand Ready Obligations which included the following types of promises to a customer that could be considered stand-ready obligations, depending on the facts and circumstances:

•

Type C - Obligations for which the delivery of the underlying good or service is within the control of the customer (e.g., an entity’s promise to provide periodic maintenance on a when-and-if needed basis on a customer’s equipment after a pre-established amount of usage by the customer); and

•	Type D - to make a good or service available to a customer continuously (e.g., a gym membership that provides unlimited access to a customer for a specified period of time).

Furthermore, in paragraph 16 in the above-mentioned TRG agenda reference memo, the TRG generally agreed “if an entity expects that the customer to receive and consume benefit from the entity’s promise, the nature of which is to stand ready to provide goods or services, equally throughout the contract period, then a straight-line revenue attribution resulting from the time-based measure of progress would be appropriate.”

Additionally, paragraph BC160 of Topic ASC 606 states that in determining the method of measuring progress that faithfully depicts an entity’s performance, the entity has to consider both the nature of the promised goods or services and the nature of the entity’s performance.

In accordance with the Company’s managed services contracts, the Company provides its customers with value creation experts to help develop deeper analyses and obtain optimal benefits from the Medallia Experience Cloud platform. Such services include ongoing activities on as requested basis related to support for strategic customer goals, including program design, launch, enhancement, expansion and analytics.

The timing of performance of the managed services is solely within the control of the customer, and is dependent on activities specific to the customer’s experience management program timeline and

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initiatives. Accordingly, the actual amount and timing of managed services requests are unknown at the signing of the customer arrangement. Quarterly business review meetings ensure the Company’s resources are aligned to the customer’s timelines and that the customer is able to receive and consume benefits from the Company’s stand ready managed services when those services are requested by the customer, which generally occurs throughout the managed services period. As a result, managed services are considered to be a “stand-ready” obligation whereby customers have access to such services throughout the managed services period and ratable revenue recognition is appropriate.

Managed services are generally sold concurrent with the Company’s subscription services, and are generally co-terminus with the subscription services contract term. Customers have the option of contracting directly with a partner (refer to Partners as described on page 118) to provide implementation and managed services.

The Company does also sell managed services and other services in stand-alone transactions. Stand-alone managed services generally relate to scope changes as a result of re-design and/or increased complexity related to the deployment of Experience Management programs beyond what was initially covered by the existing managed services arrangements.

Recently Issued Accounting Pronouncements, page F-16

20.

You disclose that ASU 2016-02 and ASU 2017-12 are effective beginning February 1, 2020. Please revise to clarify, if true, that you will adopt these standards for the interim periods in the fiscal year beginning February 1, 2021.

The Company respectfully advises the Staff that it has revised the notes to the financial statements on page F-16 to clarify that the Company will adopt ASU 2016-02 and ASU 2017-12 for its fiscal year ending January 31, 2021 and the interim periods thereafter.

Note 9. Equity Incentive Plans, page F-23

21.

Please provide us with a breakdown of all stock options and RSUs granted during fiscal 2019, and to date in fiscal 2020, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that it granted the following stock options and restricted stock units (“RSUs”) in the fiscal year ended January 31, 2019 and quarter ended April 30, 2019:

Grant Date	Number of Stock Options Granted	Number of RSUs Granted	Common Stock Value at Grant Date
March 2018	3,963,881	—	$6.26

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May 15, 2019	BY MEDALLIA, INC.: MDLA-001

June 2018	5,360,330	—		$6.26
August 2018	5,132,485	2,905,197		$6.26
November 2018	10,506,984	250,000		$6.73
March 2019	478,278	1,314,700		$12.63
April 2019	—	3,804,093	*	$13.41

*	includes Performance Stock Units of 517,051

Stock options and RSUs granted in fiscal year 2019

There was no significant change in the fair value of the underlying common stock in fiscal year 2019. The fair value of the common stock was determined by the Company’s board of directors, with inputs from management and contemporaneous valuations provided by an independent third-party valuation firm, utilizing a combination of the Option Pricing Method (“OPM”) and the probability weighted expected return method (“PWERM”). Specifically, the Company utilizes two scenarios, an Initial Public Offering (“IPO”) scenario and a scenario assuming continued operation as a private entity. The IPO scenario was given a low weighting of 10% to 15% because of the low likelihood of an IPO occurring in the next 12 months. Valuations during fiscal year 2019 resulted in a consistent value of $6.26 to $6.73 per share of common stock.

In October 2018, the Company’s founders, Borge Hald and Amy Pressman, sold approximately 1.6 million shares of common stock to both existing and new investors at a price that was consistent with the Company’s common stock valuation as of October 2018.

Stock options and RSUs issued to-date in fiscal year 2020

In the second half of fiscal year 2019, the Company hired a new Chief Executive Officer and Chief Financial Officer. In December 2018, the new executive team commenced IPO readiness procedures and agreed on a near-term IPO timeline. In February 2019, the executive team initiated discussions with investment bankers and an organizational meeting was held in March 2019.

Additionally, in February 2019, the Company issued 4,666,666 shares of its Series F preferred stock at a price of $15.00 per share (the “Series F Financing”). The Series F preferred stock (consistent with Series A through E preferred stock) automatically converts to common stock at an IPO.

Valuations of the Company’s common stock during March 2019 and April 2019 used a consistent methodology, a combination of the OPM and PWERM method. However, due to the above indicated events, the Company increased the likelihood of an IPO occurring in the next 12 months and weighted the IPO scenario between 85% to 90%. Additionally, the March and April fair value determinations considered the Series F Financing at a price of $15.00 per share, which was considered an arm’s length transaction. As such, the fair value determinations that took place during March 2019 and April 2019 resulted in the fair value of the underlying common stock being $12.63 and $13.41 per share, respectively.

Note 11. Convertible Preferred Stock

Conversion Rights and Anti-Dilution Protection, page F-30

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

22.	Please revise to disclose the threshold terms for the automatic conversion of your preferred shares. Refer to ASC 505-10-50-3.

The Company respectfully advises the Staff that it has added disclosure on page F-30 to address the Staff’s comment.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither the Company, nor anyone authorized to act on the Company’s behalf, has presented written communications, as defined in Rule 405 of the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 15, 2019	BY MEDALLIA, INC.: MDLA-001

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Leslie J. Stretch, Medallia, Inc.
Roxanne M. Oulman, Medallia, Inc.
Alan K. Grebene, Medallia, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP
Kristin E. VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP